diaDexus, Inc.
343 Oyster Point Boulevard
South San Francisco, CA 94080
(650) 246-6400

December 10, 2002

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	diaDexus, Inc. (the “Company”) Form S-1 Registration Statement SEC File Number: 333-50318

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of diaDexus, Inc. on Form S-1, File Number 333-50318, together with all exhibits (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed on November 20, 2000.

     This withdrawal request is being made because the Company has determined not to pursue its initial public offering at this time because of current market conditions. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

     Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (650) 246-6499 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact the Company’s legal counsel, Robert Koenig of Latham & Watkins at (650) 463-4661. Thank you for your assistance.

Very truly yours, /s/ Patrick Plewman Patrick Plewman President and Chief Executive Officer